KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nevsun Resources Ltd.

We consent to the use of our reports, each dated February 28, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to a change in accounting for exploration and evaluation expenses.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-213718) on Form F-3 of Nevsun Resources Ltd.

//s//  KPMG LLP

Chartered Professional Accountants

March 27, 2018
Vancouver, Canada

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